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                               May 1, 2023

       Brent Beal
       Chief Executive Officer
       ETX Park Fund #2, LLC
       203 East Main, Suite 200
       Nacogdoches, TX 75961

                                                        Re: ETX Park Fund #2,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed April 17,
2023
                                                            File No. 024-12222

       Dear Brent Beal:

               We have limited our review of your offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 17, 2023

       Cover Page

   1. We note your indication on the cover page of your offering circular that a minimum offering amount is "not
applicable." Please reconcile this with your statement in the sixth paragraph of your cover
page that "Proceeds from this Offering will be held in escrow until the Minimum
Offering Amount is met," or advise.
       Summary of the Offering, page 4

   2. We note from your disclosure elsewhere that the Class A Membership Interests have limited voting rights.
Please update your disclosure to state the type of voting rights that the Class A Membership
Interests have, and also to explain the type of voting rights that the Class B Membership
Interests have.
 Brent Beal
FirstName  LastNameBrent
ETX Park Fund   #2, LLC Beal
Comapany
May  1, 2023NameETX Park Fund #2, LLC
May 1,
Page 2 2023 Page 2
FirstName LastName
Risk Factors, page 7

3. Please revise to add a risk factor to discuss the Preferred Return of 7% that you disclose on page 31, and to expand on your statement there that you cannot guarantee that you will generate sufficient cash to pay any distributions, and explain to investors the consequences, if any, if you do not pay the preferred return. Include in your discussion a statement regarding the risk that you may not raise a sufficient amount of funds to cover the initial purchase of the land acquisition.
4. We note that the option agreement is signed by Brent Beal as managing partner of ETX
         Park Fund #1, LP, as optionor/seller, and by Brent Beal as manager of ETX Park Fund #2,
         LLC, as optionee/buyer. We also note your disclosure that Brent Beal and Brock Beal are partial owners of ETC Park Fund #1, LP and do not have control of the entity. Please revise your risk factor disclosure to detail the specific risks associated with your conflicts of interest, including, if applicable, whether the property is subject to any liens or financing. In addition, please detail each potential conflict of interest arising from the fact that your proceeds will be designated to an affiliate via the option agreement and provide details on the Beals' involvement in ETX Park Fund #1, LP as part of your business experience disclosure.
Securities Being Offered, page 31

5.       We note your disclosure here and in the operating agreement filed as
Exhibit 3
         that "[p]rofits shall be allocated . . . to and among the Class A and Class B Members in an amount which is necessary to increase their capital account balances to the amount of their
         Invested Capital." Please revise to define the term Invested Capital and to explain how this mechanism works. In this regard, we also note that "Invested Capital" is defined in the operating agreement as "with respect to any Class A Member, the capital contributed by such Class A Member to the Company," but that there is no definition with respect to
         Class B Members.
Exhibits

6. We note that the auditor consent filed as an exhibit references an independent auditor's report dated January 23, 2023. The Independent Auditor's Report included with your offering statement is dated January 30, 2023. Please reconcile and revise.
7.       We note that the governing law provisions in Article 4.9 and Section
21 of your
         Subscription Agreement and Operating Agreement, respectively, indicate that the agreements will be governed in accordance with the laws of the State of Texas. Please describe these provisions in your offering circular, including any risks or other impacts on investors, and disclose whether these provisions apply to actions arising under the
         Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that
 Brent Beal
ETX Park Fund #2, LLC
May 1, 2023
Page 3
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the agreement provisions state this information clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

       In addition, we note that Section 21 of your operating agreement also states that "[a]ny request for equitable relief and/or litigation arising thereunder will be initiated solely in
       Chicago, Illinois." Please reconcile your disclosure or advise.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 if you
have any questions.



                                                               Sincerely,
FirstName LastNameBrent Beal
                                                               Division of
Corporation Finance
Comapany NameETX Park Fund #2, LLC
                                                               Office of Real
Estate & Construction
May 1, 2023 Page 3
cc:       Nicholas Antaki
FirstName LastName